EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

CHINESEWORLDNET.COM INC.
(the “Company”)

I/We being holder(s) of ordinary voting shares of the Company hereby appoint: Joe Kin Foon Tai, the President, Chief Executive Officer, and director of the Company, or failing him, Kelvin Szeto, Chief Financial Officer and Chief Operating Officer of the Company, failing him, Gilbert Chan, Senior Vice President, Marketing and Investor Relations of the Company, or in the place of the foregoing, (print the name), as my/our proxy holder with full power of substitution and to vote in accordance with the following directions (or if no directions have been given, as the proxy holder sees fit) and to vote at such proxy holder’s discretion with respect to any amendments or variations to matters referred to in the accompanying notice of the meeting as well as all other matters that may properly come before the meeting to be held at Semiahmoo Resort, 9565 Semiahmoo Parkway, Blaine, Washington 98230-9326, U.S.A., on Friday, April 18, 2014, at the hour of 9:00 a.m. (Pacific Time), and at any adjourned or postponed meeting, to the extent permitted by law.

1. Sale of Subsidiaries	FOR	AGAINST

To pass the following ordinary resolution:

BE IT RESOLVED, as an ordinary resolution, that:

1. the share purchase agreement between ChineseWorldNet.Com Inc. (the “Company”) and Ningbo International Limited dated March 19, 2014, as the same may be amended from time to time, (the “Share Purchase Agreement”) and the entering into thereof by the Company, be and the same is hereby approved, authorized, ratified and confirmed;

2. the Company be and is hereby authorized to sell its right, title and interest in and to all shares that the Company owns in the capital of its subsidiaries, NAI Interactive Ltd., ChineseWorldNet.com (Hong Kong) Ltd., and CWN Capital Inc., as required by the terms and conditions contained in the Share Purchase Agreement and the Company is authorized to consummate the Transaction as defined in and contemplated in the Share Purchase Agreement;

3. any one director or officer of the Company be and is hereby authorized and directed to execute all such documents and to do and perform all other acts and things, as he or she, in his or her sole and absolute discretion, deems necessary or desirable to carry out the intent of the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the preparation and execution of such document or the doing or performance of such act or thing; and

4. notwithstanding that the foregoing resolution has been approved by the shareholders of the Company, the directors of the Company are authorized without further notice to, or approval of, the shareholders of the Company not to proceed with the actions contemplated by the foregoing resolutions.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE ITEM ABOVE.

THIS PROXY MUST BE SIGNED AND DATED. SEE IMPORTANT INSTRUCTIONS ON THE REVERSE.

Authorized Signature (s)

Sign Here: ____________________________________________________ Print Name Here:___________________________________________

If Joint Account:________________________________________________ Print Name Here:___________________________________________

Date Signed: _____________________________________

INSTRUCTIONS FOR COMPLETION OF FORM OF PROXY

1. This proxy is solicited by and on behalf of the Management of the Company.

2.	You may appoint another person or company, who needs not be a shareholder, to attend the meeting on your behalf and vote your shares as your proxy holder by inserting the name of the person or company you wish to represent you at the meeting in the space provided on the reverse side for an alternate proxy holder.

3.	You must date this proxy and sign your name as it appears on your share certificates. When shares are held jointly, both owners should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person. If you are voting on behalf of a corporation, partnership or another individual, you may be required to provide documentation evidencing your power to sign this proxy with the signing capacity stated.

4.	If this proxy is not dated in the space provided, it will be deemed to bear the date on which it is mailed by the Company.

5.	Your shares represented by this proxy will be voted or withheld from voting in accordance with your instructions on any ballot that may be called for and, if you specify a choice with respect to any matter to be acted upon, your shares will be voted accordingly; and if you have not specified how to vote on a particular matter, then your proxy holder can vote your shares as he or she sees appropriate. If you have appointed one of the management proxy holders named on the reverse side and you have not specified how to vote on a particular matter, the proxy holder(s) will vote your shares in the manner recommended by our board of directors on each item of business which you are entitled to vote on.

6.	This proxy confers discretion on the proxy holder with respect to any amendments or variations to matters identified in the accompanying notice of the meeting and other matters which may properly come before the meeting, to the extent permitted by law.

7.	In order to be voted, the completed proxy must be received by the Company’s transfer agent, Securities Transfer Corporation by mail no later than 5:00 p.m. (Pacific time) on Wednesday, April 16, 2014, or if the meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned or postponed meeting.

Please complete, date, sign and return by mail your proxy to:

Securities Transfer Corporation
2591 Dallas Parkway, Suite 102
Frisco, Texas 75034
U.S.A.